Invest in DonTruck

DonTruck is the next generation Transportation Management System+ solution



🐦 ⓕ ⓘ 🔊 **DONTRUCK.COM** HOUSTON TX   Software Technology B2B Saas Logistics

Why you may want to invest in us...

1 DonTruck has generated over $45,000 of revenue

2 Our beta platform is being tested and validated by freight brokers - early adopters (LOI's signed)

3 Our technology is made by logistics experts for the freight industry - innovation from within

4 Capital markets poured and impressive $11.7B in 2019, in an $800 B /year industry

Why investors ❤ us

WE'VE RAISED $92,500 SINCE OUR FOUNDING

   *I know Juan Ariztmendy since 1998, we were neighbors at The Hammocks in* ⌄

   *Miami and since then we kept a great friendship with him and his family. Juan is a dedicated entrepreneur and I've seen the dedication he puts in everything, whether its friends, family or business. The dedication and knowledge he has within the transport business, together with the technology acumen he and his team has, will ensure this is a successful company. I certainly vouch Juan, and I am sure this project will meet and exceed any investors ROI, so I am glad to invest on it.*

Mario Jaramillo ⭐

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Our team

   **Leo Pardo**
Chief Executive Officer - CEO
Leo has more than 18 years of experience working for service companies where he held several operational, managerial, business development, and strategic roles. Leo holds a B.Sc. degree; he is a CAPM from Stanford University and a Cornell MBA


   **Juan Ariztmendy**
Chief Operations Officer - COO
Juan has been a successful entrepreneur with over 25 years of experience in the logistics and transportation industry. He owns a carrier (trucking company) and a freight brokerage company



Dario Melo
Chief Financial Officer - CFO
Dario has more than 18 years of experience in major Telecom companies in finance and technology strategy and is a blockchain evangelist. Dario holds a B.Sc. degree, a M.Sc. degree in Computer Science, and an MBA from Cornell

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Downloads

DonTruck Wefunder DECK.pdf

The Story of DonTruck

DonTruck was born in 2018. We are very passionate about what we do!

What we do:


DonTruck
SMARTER FREIGHT
GUARANTEED EFFICIENCY
DonTruck is the innovative platform for transportation and logistics players to plan, execute and optimize their business.
Built by logistics experts, it helps with the day to day operation in a way that allows its users to accomplish much more with less.
Works everywhere and provides real-time track and trace. Identify inefficiencies, act, and grow the business through data-driven actionable insights.

This is our playground, the truck freight industry:

The truck freight industry is $800B per year and supports de US economy.


$800B+ year industry
1B loads / year
25K
Brokers
95K
Agents
1,5M
Carriers
15M
Trucks
7,7M
Shippers

The challenges

This is part of why DonTruck was born. As industry experts, we feel the pains and gains from our customers and we devote ourselves to solve their challenges.


Innovate and
digitize to
remain


competitive
It takes money and technical expertise to build a platform
Business is not scalable without technology
A lot of System Inefficiencies

Meet DonTruck:

A single platform to run all your freight and logistics business.


Optimize
Execute
Track & Trace
Plan
Post and book loads
Contract
Analytics
Proof of Delivery
Settlement
Third party services
Customer Support
iOS

Our Business model:

Works everywhere, anywhere for a monthly subscription fee.


Monthly Subscription Fee
Tier 1
$
Tier 2
$
Tier 3
$
+
3rd Apps Commission/revenue share

Our timeline:

These have been our steps. We look forward to bringing DonTruck into further success.


DonTruck Timeline
DonTruck INC founding
Start MVP development
MVP alpha
$8,000 / month Brokerage authority
Go Live
We are here
Market fit Industry Analysis
Pre-Seed Round
Beta Release
Early Adopters Beta Testing

The DT-Team:

We are entrepreneurs, we are operators and we are passionate about execution: and we like to have fun while doing so!



Come join the DonTruck revolution!

Investor Q&A

– COLLAPSE ALL

What does your company do?

DonTruck is a technology company that built a one of a kind platform for freight brokers, agents, carriers, and shippers so they can plan, execute, and become more efficient. The platform works from any computer or mobile device and includes real-time tracking. All these features together with artificial intelligence, help our customers make data-driven decisions to become more productive.

Where will your company be in 5 years?

We hope to be the preferred SaaS providers for Brokers, Agents, and Carriers in the US. Our users will be able to competitively run their business shoulder to shoulder with emergent digital brokers. We see ourselves with more than 18,000 users, with an EBITDA margin of 45%, with 200+ employees, integrating with emerging technologies leveraged by faster networks, and expanding our operations into the Eastern Hemisphere. These projections cannot be guaranteed.

Why did you choose this idea?

We have been in this industry for more than two decades and we feel and know the pains and gains. This is a strategic $800B/ year industry that supports the US economy. We deeply care about contributing to growing the US economy and being instrumental in transforming the industry through this nascent digital transformation.

How far along are you? What's your biggest obstacle?

Our open beta platform is currently being tested by 20 freight brokerage companies - early adopters who have signed LOI's and Agreements with DonTruck. Our go-to-market strategy is planned and supported by our sales force that is trained and ready to go. Our biggest obstacle is access to capital restricted by current worldwide pandemic happenings

Who competes with you? What do you understand that they don't?

There are two main software categories in the truck freight industry: Transportation Management Systems (TMS) and Real-Time Visualization Platforms. For brokers, agents, carriers, and shippers to get a holistic approach for continuous improvement under tight industry margins and scale their business, both categories must run in the same platform for them to being able to make data-driven insightful decisions to become more efficient and productive. Everything must be wrapped by artificial intelligence to migrate from prescriptive to predictive analytics to gain a major competitive edge. There are several

prescriptive to predictive analytics to gain a major competitive edge. There are several TMS's out there as well as Real-Time Visualization Platforms. DonTruck will be the first native platform to do so organically.

How will you make money? ⌄

Our main revenue stream will come from a multi-tier subscription base (SaaS business model). Another revenue stream will come from commission rates from third-party applications running on our open platform.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our competitors will not remain still. Our competitive advantage comes from being the first native integrated platform to market with a unique platform architecture born to integrate, adapt, and scale.

Cybersecurity is also a major concern and at DonTruck we take it very seriously. All our cloud infrastructure will be on major cloud services providers to minimize cyberattacks and all our data is tokenized (a meaningless string of characters if breached)

COVID19 has also reduced the risk level of investors and has given economic anxiety. We believe investors must see past through this "new normal" so they do not miss out on this great opportunity.